SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011
Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Quarterly report for entities admitted on the basis of commitments

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Rule 4.7B
Appendix 4C – 2nd Quarter

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001

Name of Entity:

PRANA BIOTECHNOLOGY LIMITED

ABN:	Quarter Ended ('Current Quarter')
37 080 699 065	31st December, 2010

Consolidated Statement of Cash Flows

Cash Flows Related to Operating Activities		Current Quarter $A’000	Year to Date (6 months) $A’000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs (b) advertising and marketing (c) research and development (d) leased assets (e) other working capital	(402) (14) (434) - (441)	(839) (23) (1,532) - (961)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	27	70
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net Operating Cash Flows	(1,264)	(3,285)

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 1

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

		Current Quarter $A’000	Year to Date (6 months) $A’000
1.8	Net Operating Cash Flows (carried forward)	(1,264)	(3,285)
	Cash Flows Related to Investing Activities
1.9	Payment for acquisition of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	- - - (6) -	- - - (9) -
1.10	Proceeds from disposal of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	- - - - -	- - - - -
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (Foreign Currency bond refund)	-	-
	Net Investing Cash Flows	(6)	(9)
1.14	Total Operating and Investing Cash Flows	(1,270)	(3,294)
	Cash Flows Related to Financing Activities
1.15	Proceeds from issues of shares, options, etc.	-	1,150
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (Capital Raising Costs)	(5)	(23)
	Net Financing Cash Flows	(5)	1,127
	Net Increase / (Decrease) in Cash Held	(1,275)	(2,167)
1.21	Cash at beginning of quarter/year to date	4,216	5,227
1.22	Exchange rate adjustments to item 1.20	(59)	(178)
1.23	Cash at End of Quarter	2,882	2,882

+ See chapter 19 for defined terms.

Appendix 4C Page 2	30/9/2001

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

		Current Quarter $A'000

1.24	Aggregate amount of payments to the parties included in item 1.2	45

1.25	Aggregate amount of loans to the parties included in item 1.11

1.26	Explanation necessary for an understanding of the transactions

	Salaries, directors’ fees and consulting fees at normal commercial rates.

Non-Cash Financing and Investing Activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
During the period, as per Employee Incentive Scheme and Consulting Agreements, 200,000 unlisted options were issued to consultants in lieu of services rendered.

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing Facilities Available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount Available $A’000	Amount Used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 3

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Reconciliation of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Quarter $A’000	Previous Quarter $A’000
4.1	Cash on hand and at bank	2,882	4,216
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: Cash at End of Quarter (item 1.22)	2,882	4,216

Acquisitions and Disposals of Business Entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of busines	-	-

Compliance Statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign Here:		Date: 28th January 2011

Company Secretary
Print Name:	Richard Revelins

The CFO Solution
28/01/2011

Appendix 4C
Quarterly Report for Entities
Admitted on the Basis of Commitments

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

	●	6.2	- reconciliation of cash flows arising from operating activities to operating profit or loss
	●	9.2	- itemised disclosure relating to acquisitions
	●	9.4	- itemised disclosure relating to disposals
	●	12.1(a)	- policy for classification of cash items
	●	12.3	- disclosure of restrictions on use of cash
	●	13.1	- comparative information

3.
Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: February 1, 2011